Mail Stop 4561

November 5, 2008

Mr. Heath B. Clarke
Chief Executive Officer and Chairman
Local.com Corporation
One Technology Drive, Building G
Irvine, CA 92618

      Re: **Local.com Corporation**
             Form 10-K for the Fiscal Year ended December 31, 2007
             Filed March 10, 2008
             File No. 000-50989

Dear Mr. Clarke:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2007

Facing Page

1. We note your disclosure on the facing page that the aggregate market value of voting and non-voting common equity held by non-affiliates was approximately $95,291,908 based on the last reported sale price of your common stock on June 30, 2007 as reported by Nasdaq Capital Market. In light of your market

value, tell us how you determined that you are a non-accelerated filer rather than an accelerated filer pursuant to the definitions contained in Rule 12b-2 of Regulation 12B for your Form 10-K for the year ended December 31, 2007 and subsequent 10-Q's.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

2. We note your disclosure on page F-11 that 92% of the traffic on your Local.com web site was acquired from other search engine web sites, and 80% and 90% of your traffic acquisition costs were paid to Google, Inc. during the years ended December 31, 2007 and 2006, respectively. You disclose your major customers on page 23 that represented greater than 10% of your total revenue during 2007 and 2006, of which Google, Inc. is not included. In light of your overall significant traffic acquisition costs, and specifically the majority of the amounts to Google, Inc., please tell us and disclose in your results of operations to allow your readers to understand why the significant traffic acquisition costs to Google, Inc. does not result in significant revenues from Google, Inc.

Liquidity and Capital Resources, page 27

3. We note that your discussion of cash flows from operating activities is limited to a statement that the decrease in cash used in operations was due to a lower operating loss. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350. Similar concerns apply to your disclosures in your Form 10-Q's for the quarters ended March 31, 2008 and June 30, 2008.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

4. We note your evaluation of disclosure controls and procedures, but that you do not disclose the conclusion reached by your certifying officers regarding their determination that your disclosure controls and procedures are effective or ineffective pursuant to the requirements of Item 307 of Regulation S-K.

Therefore, please amend your Form 10-K to provide the conclusions reached by your chief executive officer and your chief financial offer on the effectiveness of your disclosure controls and procedures. We also note that you did not provide the conclusions reached by your chief executive officer and your chief financial offer on the effectiveness of your disclosure controls and procedures for the quarters ended March 31, 2008 and June 30, 2008. Therefore, also amend your Form 10-Q's for the quarters ended March 31, 2008 and June 30, 2008.

In light of your omittance of the conclusions reached by your certifying officers in your evaluation of disclosure controls and procedures, for the year ended December 31, 2007, and quarterly periods ended March 31, 2008 and June 30, 2008, tell us the impact that this will have on your conclusions of effectiveness.

5. We note your statement that "no matter how well designed and operated, [controls and procedures] can provide only reasonable assurance of achieving the desired control objectives." If you are able to conclude that your disclosure controls and procedures were effective, please disclose that they were effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Consolidated Statements of Operations, page F-4

6. We note your disclosure on page 6 that your traffic acquisition costs were $13.7 million for the year ended December 31, 2007. You further disclose on page F-11 under traffic acquisition cost that approximately 92% of the traffic on your Local.com web site was acquired from other search engine web sites. Please tell us your considerations of recording traffic acquisition costs as a cost of revenue rather than as a part of sales and marketing.

Notes to Consolidated Financial Statements

1. Nature of operations and summary of significant accounting policies

Goodwill and other intangible assets, page F-9

7. We note your reference to "an independent appraiser" on page F-9. Tell us more about the nature and extent of any independent valuation firm's involvement with your filing.

Revenue recognition, page F-10

8. We have reviewed your revenue recognition policy and have the following comments:
    - We note your use of arrangements with those in your Advertiser Network, which includes your direct advertisers and indirect advertisers from other paid-search and directory companies. Please expand your revenue recognition policy to discuss your considerations of EITF 01-9 and 02-16 on your arrangements.
    - Please expand your revenue recognition policy to disclose the impact of EITF 99-19 on the revenues derived from your arrangements that involve traffic acquisition arrangements.
    - You disclose on page 2 that you generate revenue from monthly fee arrangements and display advertising (banners). Expand your policy to further discuss your recognition of revenue for your display advertising. For example, disclose when you deem the service to be delivered, the general terms of these arrangements, including if your advertisers have the ability to terminate the arrangements, clarify if these advertising agreements may involve multiple element arrangements, and your billing methods to your advertisers.
    - In our prior comment 4 in our letter dated August 10, 2006, we asked you to disclose in future filings, your revenue recognition policy from licensing LocalConnect to directory web sites and newspaper publishers. It does not appear that your policy on page 21 includes these licensing arrangements. We note your disclosure on page 3 that, "it is [y]our objective to continue to offer directory web sites, newspaper publishers and city guides serving local markets a growing range of advertising services that are integrated into [y]our LocalConnect platform". Please expand your revenue recognition policy to include licensing arrangements involving your LocalConnect platform.

8. Operating segment information, page F-23

9. We note you generate revenue each time an Internet user initiates a search on their own Local.com web site or on your Distribution Network and clicks-through on a sponsored listing from your Advertiser Network. In addition, we note you generate revenue from display advertising (banners) and licensing your LocalConnect platform to directory web sites, newspaper publishers and city guides. As such, it appears that you provide three types of services to generate revenue. Please tell us your considerations of paragraph 37 of SFAS 131 to disclose revenues from external customers for each product and service.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief